SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TTM TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87305R109

(CUSIP Number)

Hicks Muse Fund III Incorporated

2100 McKinney Avenue, Suite 1600

Dallas, Texas 75201

Telephone Number: (214) 740-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

TTM Technologies, Inc. 1665 Scenic Avenue, Suite 250 Costa Mesa, California 92626 (714) 327-3000	Robert L. Kimball Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201 (214) 220-7700

May 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87305R109

1	Name of reporting person: Hicks Muse Fund III Incorporated
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,938,816 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 5,938,816 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 5,938,816 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.0% (See Item 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 87305R109

1	Name of reporting person: Hicks Muse GP Partners III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,938,816 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 5,938,816 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 5,938,816 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.0% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM3/GP Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,782,000 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 5,782,000 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 5,782,000 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.9% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse, Tate & Furst Equity Fund III, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 5,782,000 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 5,782,000 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 5,782,000 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.9% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM3 Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 156,816 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 156,816 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 156,816 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse (1999) Fund IV, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,054,974 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,054,974 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,054,974 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1% (See Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse GP (1999) Partners IV, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,054,974 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,054,974 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,054,974 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM4/GP (1999) Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,013,768 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,013,768 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,013,768 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HMTF Equity Fund IV (1999), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,006,638 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 1,006,638 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 1,006,638 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.0% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HMTF Private Equity Fund IV (1999), L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,130 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,130 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 7,130 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.01% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM 4-P (1999) Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 24,755 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 24,755 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 24,755 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.03% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM 4-EQ (1999) Coinvestors, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,451 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 16,451 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 16,451 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.02% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM Legacy LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,593 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 53,593 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 53,593 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 87305R109

1	Name of reporting person: HM GP Partners IV Cayman, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,593 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 53,593 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 53,593 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: HM Equity Fund IV/GP Partners (1999), C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,593 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 53,593 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 53,593 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: Hicks, Muse PG-IV (1999), C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 53,593 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 53,593 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 53,593 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
14	Type of reporting person (see instructions) PN

CUSIP No. 87305R109

1	Name of reporting person: John R. Muse
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,047,383 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,047,383 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 7,047,383 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.2% (See Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 87305R109

1	Name of reporting person: Andrew S. Rosen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): N/A
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (2)(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 7,047,383 (See Item 5)
	9	Sole dispositive power 0
	10	Shared dispositive power 7,047,383 (See Item 5)
11	Aggregate amount beneficially owned by each reporting person 7,047,383 (See Item 5)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.2% (See Item 5)
14	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer

The title and class of equity security to which this Schedule 13D relates is the common stock, $0.001 par value (the “Common Stock”), of TTM Technologies, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1665 Scenic Avenue, Suite 250, Costa Mesa, California 92626.

Item 2.	Identity and Background

(a)-(c)

Name of Persons filing this Statement (together, the “Filing Parties”):

Hicks Muse Fund III Incorporated (“Fund III Incorporated”)

Hicks Muse GP Partners III, L.P. (“GP Partners III”)

HM3/GP Partners, L.P. (“HM3/GP Partners”)

Hicks, Muse, Tate & Furst Equity Fund III, L.P. (“Fund III”)

HM3 Coinvestors, L.P. (“HM3 Coinvestors”)

Hicks, Muse (1999) Fund IV, LLC (“Fund IV LLC”)

Hicks, Muse GP (1999) Partners IV, L.P. (“GP Partners IV”)

HM4/GP (1999) Partners, L.P. (“HM4”)

HMTF Equity Fund IV (1999), L.P. (“Equity Fund IV”)

HMTF Private Equity Fund IV (1999), L.P. (“Private Equity Fund IV”)

HM 4-P (1999) Coinvestors, L.P. (“HM 4-P”)

HM 4-EQ (1999) Coinvestors, L.P. (“EQ Coinvestors”)

HM Legacy LLC (“HM Legacy”)

HM GP Partners IV Cayman, L.P. (“Partners IV Cayman”)

HM Equity Fund IV/GP Partners (1999), C.V. (“HM IV CV”)

Hicks, Muse PG-IV (1999), C.V. (“PG-IV”)

John R. Muse (“Mr. Muse”)

Andrew S. Rosen (“Mr. Rosen”)

Fund III Incorporated

Fund III Incorporated is a Texas corporation, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners III. The business address of Fund III Incorporated, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, who is an executive officer and the sole director, and Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund III Incorporated, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated.

GP Partners III

GP Partners III is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM3/GP Partners and HM3 Coinvestors. The business address of GP Partners III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934 (the “Exchange Act”), information with respect to Fund III Incorporated, the sole general partner of GP Partners III, is set forth above.

HM3/GP Partners

HM3/GP Partners is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Fund III. The business address of HM3/GP Partners, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3/GP Partners, is set forth above.

Fund III

Fund III is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Fund III, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM3/GP Partners, the sole general partner of Fund III, is set forth above.

HM3 Coinvestors

HM3 Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM3 Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners III, the sole general partner of HM3 Coinvestors, is set forth above.

Fund IV LLC

Fund IV LLC is a Texas limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including GP Partners IV. The business address of Fund IV LLC, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, who is an executive officer and the sole director, and Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of Fund IV LLC, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund IV LLC.

GP Partners IV

GP Partners IV is a Texas partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM4, HM 4-P and EQ Coinvestors. The business address of GP Partners IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of GP Partners IV, is set forth above.

HM4

HM4 is a Texas limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including Equity Fund IV and Private Equity Fund IV. The business address of HM4, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM4, is set forth above.

Equity Fund IV

Equity Fund IV is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Equity Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4, the sole general partner of Equity Fund IV, is set forth above.

Private Equity Fund IV

Private Equity Fund IV is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private Equity Fund IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4, the sole general partner of Private Equity Fund IV, is set forth above.

HM 4-P

HM 4-P is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of HM 4-P, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of HM 4-P, is set forth above.

EQ Coinvestors

EQ Coinvestors is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of EQ Coinvestors, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Partners IV, the sole general partner of EQ Coinvestors, is set forth above.

HM Legacy

HM Legacy is a Cayman Islands limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including Partners IV Cayman. The business address of HM Legacy, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Information with respect to John R. Muse, who is an executive officer and the sole director, and Andrew S. Rosen, David W. Knickel and William G. Neisel, each of whom serves as an executive officer of HM Legacy, is set forth below under “Directors and Executive Officers.” In addition, each of Messrs. Muse and Rosen serve on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by HM Legacy.

Partners IV Cayman

Partners IV Cayman is a Cayman Islands limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including HM IV CV. The business address of Partners IV Cayman, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Legacy, the sole general partner of Partners IV Cayman, is set forth above.

HM IV CV

HM IV CV is a Netherlands limited partnership, the principal business of which is to serve as the general partner in various limited partnerships, including PG-IV. The business address of HM IV CV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Partners IV Cayman, the sole general partner of HM IV CV, is set forth above.

PG-IV

PG-IV is a Netherlands limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of PG-IV, which also serves as its principal office, is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM IV CV, the sole general partner of PG-IV, is set forth above.

John R. Muse

The principal business address of Mr. Muse is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Muse is presently an executive officer at Hicks, Muse & Co. Partners, L.P. (“HM&Co.”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities, and also serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated, Fund IV LLC and HM Legacy. The principal business address of HM&Co. is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Andrew S. Rosen

The principal business address of Mr. Rosen is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Mr. Rosen is presently an executive officer of HM&Co. and Kainos Capital, LLC (“Kainos Capital”), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities, and also serves on a two-person committee that exercises voting and dispositive power over the shares beneficially owned by Fund III Incorporated, Fund IV LLC and HM Legacy. The principal business address of HM&Co. and Kainos Capital is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201.

Directors and Executive Officers

The principal business address, occupation and employer of each of Messrs. Muse and Rosen are described above. The principal business address of each of David W. Knickel and William G. Neisel is 2100 McKinney Avenue, Suite 1600, Dallas, Texas 75201. Each of Messrs. Knickel and Neisel is presently an executive officer of each of HM&Co. and Kainos Capital.

(d) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Filing Parties or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information disclosed in Item 4 below is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

On May 31, 2015, the Company completed its merger, pursuant to the Agreement and Plan of Merger, dated September 21, 2014 (the “Merger Agreement”), with Viasystems Group, Inc., a Delaware corporation (“Viasystems”), and Vector Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), whereby Merger Sub merged with and into Viasystems, Viasystems being the surviving corporation in the merger and becoming a wholly owned subsidiary of the Company (the “Merger”).

Pursuant to the Merger, Fund III, HM3 Coinvestors, Equity Fund IV, Private Equity Fund IV, HM 4-P, EQ Coinvestors and PG-IV (together, the “Hicks Muse Record Holders”) each received, in exchange for each share of Viasystems common stock that they respectively held at the effective time of the Merger, a combination of (a) 0.706 validly issued, fully paid and nonassessable shares of the Company’s Common Stock and (b) $11.33 per share in cash. No fractional shares of Common Stock were issued in the Merger, and Viasystems’ stockholders received cash in lieu of any fractional shares.

The Filing Parties acquired the shares of Common Stock reported herein solely for investment purposes. The Filing Parties may make additional purchases of shares of Common Stock, or may dispose of shares of Common Stock, either in the open market or in private transactions, depending on the Company’s business, prospects and financial condition, the market for shares of the Common Stock, the ability of the Filing Parties to dispose of shares pursuant to an effective registration statement under the Securities Act of 1933 (the “Securities Act”) or otherwise in compliance with applicable securities laws, general economic conditions, financial and stock market conditions and other future developments.

The following describes plans or proposals that the Filing Parties may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Filing Parties intend to dispose of some or all of such shares of Common Stock at a future time to be determined in the sole discretion of the Filing Parties and/or from time to time, in each case in compliance with applicable securities laws, potentially through one or more transactions outside of the United States in accordance with Rule 903 of Regulation S under the Securities Act, one or more transactions exempt from the registration requirements of the Securities Act and other applicable securities laws, or one or more transactions pursuant to an effective registration statement under the Securities Act. The Filing Parties reserve the right to change their intentions and develop other plans or proposals at any time.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the shares of Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Company or to change their intentions with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)

(1) Fund III Incorporated may be deemed to beneficially own in the aggregate 5,938,816 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock.

(2) GP Partners III may be deemed to beneficially own in the aggregate 5,938,816 shares of Common Stock, representing approximately 6.0% of the outstanding shares of Common Stock.

(3) HM3/GP Partners may be deemed to beneficially own in the aggregate 5,782,000 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock.

(4) Fund III may be deemed to beneficially own in the aggregate 5,782,000 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock.

(5) HM3 Coinvestors may be deemed to beneficially own in the aggregate 156,816 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock.

(6) Fund IV LLC may be deemed to beneficially own in the aggregate 1,054,974 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock.

(7) GP Partners IV may be deemed to beneficially own in the aggregate 1,054,974 shares of Common Stock, representing approximately 1.1% of the outstanding shares of Common Stock.

(8) HM4 may be deemed to beneficially own in the aggregate 1,013,768 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock.

(9) Equity Fund IV may be deemed to beneficially own in the aggregate 1,006,638 shares of Common Stock, representing approximately 1.0% of the outstanding shares of Common Stock.

(10) Private Equity Fund IV may be deemed to beneficially own in the aggregate 7,130 shares of Common Stock, representing approximately 0.01% of the outstanding shares of Common Stock.

(11) HM 4-P may be deemed to beneficially own in the aggregate 24,755 shares of Common Stock, representing 0.03% of the outstanding shares of Common Stock.

(12) EQ Coinvestors may be deemed to beneficially own in the aggregate 16,451 shares of Common Stock, representing 0.02% of the outstanding shares of Common Stock.

(13) HM Legacy may be deemed to beneficially own in the aggregate 53,593 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

(14) Partners IV Cayman may be deemed to beneficially own in the aggregate 53,593 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

(15) HM IV CV may be deemed to beneficially own in the aggregate 53,593 shares of Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock.

(16) PG-IV may be deemed to beneficially own in the aggregate 53,593 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

(19) Mr. Muse may be deemed to beneficially own in the aggregate 7,047,383 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock.

(20) Mr. Rosen may be deemed to beneficially own in the aggregate 7,047,383 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock.

The above percentages are based on (i) the 84,019,121 shares of Common Stock reported as outstanding on the Company’s Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on May 5, 2015, and (ii) the 14,475,615 shares of Common Stock issued in connection with the Merger as described in Item 4 above.

(b)

(1) Fund III Incorporated has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 5,938,816 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(2) GP Partners III has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 5,938,816 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(3) HM3/GP Partners has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 5,782,000 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(4) Fund III has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 5,782,000 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(5) HM3 Coinvestors has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 156,816 shares of Common Stock as a result of the relationships described in paragraph (A) below.

(6) Fund IV LLC has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 1,054,974 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(7) GP Partners IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 1,054,974 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(8) HM4 has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 1,013,768 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(9) Equity Fund IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 1,006,638 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(10) Private Equity Fund IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 7,130 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(11) HM 4-P has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 24,755 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(12) EQ Coinvestors has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 16,451 shares of Common Stock as a result of the relationships described in paragraph (B) below.

(13) HM Legacy has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 53,593 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(14) Partners IV Cayman has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 53,593 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(15) HM IV CV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 53,593 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(16) PG-IV has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 53,593 shares of Common Stock as a result of the relationships described in paragraph (C) below.

(17) Mr. Muse has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 7,047,383 shares of Common Stock as a result of the governance structure described in paragraph (D) below.

(18) Mr. Rosen has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 7,047,383 shares of Common Stock as a result of the governance structure described in paragraph (D) below.

(A) HM3/GP Partners is the sole general partner of Fund III. GP Partners III is the sole general partner of HM3/GP Partners and of HM3 Coinvestors. Fund III Incorporated is the sole general partner of GP Partners III. As a result, each of HM3/GP Partners, GP Partners III and Fund III Incorporated may be deemed to beneficially own any shares of Common Stock beneficially owned by Fund III, and each of GP Partners III and Fund III Incorporated may be deemed to beneficially own any shares of Common Stock beneficially owned by HM3 Coinvestors.

All of the 5,782,000 shares of Common Stock for which Fund III has shared voting and dispositive power are held of record by Fund III. All of the 156,816 shares of Common Stock for which HM3 Coinvestors has shared voting and dispositive power are held of record by HM3 Coinvestors. Of the shares of Common Stock for which each of Fund III Incorporated, GP Partners III and HM3/GP Partners has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated, GP Partners III or HM3/GP Partners, respectively.

(B) HM4 is the sole general partner of each of Equity Fund IV and Private Equity Fund IV. GP Partners IV is the sole general partner of HM4, HM 4-P and EQ Coinvestors. Fund IV LLC is the sole general partner of GP Partners IV. As a result, each of HM4, GP Partners IV and Fund IV LLC may be deemed to beneficially own any shares of Common Stock beneficially owned by Equity Fund IV and Private Equity Fund IV, and each of GP Partners IV and Fund IV LLC may be deemed to beneficially own any shares of Common Stock beneficially owned by HM 4-P and EQ Coinvestors.

All of the 1,006,638 shares of Common Stock for which Equity Fund IV has shared voting and dispositive power are held of record by Equity Fund IV. All of the 7,130 shares of Common Stock for which Private Equity Fund IV has shared voting and dispositive power are held of record by Private Equity Fund IV. All of the 24,755 shares of Common Stock for which HM 4-P has shared voting and dispositive power are held of record by HM 4-P. All of the 16,451 shares of Common Stock for which EQ Coinvestors has shared voting and dispositive power are held of record by EQ Coinvestors. Of the shares of Common Stock for which each of Fund IV LLC, GP Partners IV and HM4 has shared voting and dispositive power, none of such shares are held of record by Fund IV LLC, GP Partners IV or HM4, respectively.

(C) HM IV CV is the sole general partner of PG-IV. Partners IV Cayman is the sole general partner of HM IV CV. HM Legacy (collectively with Fund III Incorporated and Fund IV LLC, the “General Partners”) is the sole general partner of Partners IV Cayman. As a result, each of HM IV CV, Partners IV Cayman and HM Legacy may be deemed to beneficially own any shares of Common Stock beneficially owned by PG-IV.

All of the 53,593 shares of Common Stock for which PG-IV has shared voting and dispositive power are held of record by PG-IV. Of the shares of Common Stock for which each of HM Legacy, Partners IV Cayman and HM IV CV has shared voting and dispositive power, none of such shares are held of record by HM Legacy, Partners IV Cayman or HM IV CV, respectively.

(D) The committee that exercises voting and dispositive power over the shares beneficially owned by each of the General Partners currently consists of two members, Messrs. Muse and Rosen. Each of Messrs. Muse and Rosen may be deemed to share beneficial ownership with respect to all of the shares of Common Stock beneficially owned by the General Partners.

Of the shares of Common Stock for which each of Messrs. Muse and Rosen has shared voting and dispositive power, none of such shares are held of record by Messrs. Muse or Rosen, respectively.

Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this statement not owned by him or it of record.

(c) The information disclosed in Item 4 above is hereby incorporated herein by reference.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Common Stock held of record and/or beneficially owned by the Filing Parties is governed by their respective limited partnership agreements, limited liability regulations and corporate documents, as applicable, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership, membership or corporate interests.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Common Stock held of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements, limited liability company regulations and corporate documents.

On May 31, 2015, the Hicks Muse Record Holders entered into a registration rights agreement with the Company and certain other shareholders of the Company (the “Registration Rights Agreement”) pursuant to which the Hicks Muse Record Holders have certain rights to require the Company to register with the Securities and Exchange Commission their shares of Common Stock, subject to certain conditions. The Hicks Muse Record Holders also have certain “piggy-back” registration rights under the Registration Rights Agreement and agreed to not sell Common Stock during the 90-day period following underwritten registered offerings. Under the Registration Rights Agreement, the Company will bear all registration expenses, other than underwriting discounts, commissions and fees, and agrees to indemnify the Hicks Muse Record Holders against any liabilities that may result from their sale of Common Stock.

The foregoing description of the Registration Rights Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed hereto as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

1.	Registration Rights Agreement by and among the Company, the Hicks Muse Record Holders, GSC Recovery II, L.P. and GSC Recovery IIA, L.P., dated as of May 31, 2015 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 000-31285) filed with the Securities and Exchange Commission on June 2, 2015).

2.	Joint Filing Agreement by and among the Filing Parties regarding filing of Schedule 13D, dated June 4, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS MUSE FUND III INCORPORATED

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS MUSE GP PARTNERS III, L.P.

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM3/GP PARTNERS, L.P.

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

	By:	HM3/GP Partners, L.P.,
its general partner

	By:	Hicks, Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM3 COINVESTORS, L.P.

	By:	Hicks Muse GP Partners III, L.P.,
its general partner

	By:	Hicks Muse Fund III Incorporated,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS, MUSE (1999) FUND IV, LLC

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS, MUSE GP (1999) PARTNERS IV, L.P.

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM4/GP (1999) PARTNERS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HMTF EQUITY FUND IV (1999), L.P.

	By:	HM4/GP (1999) Partners, L.P.,
its general partner

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HMTF PRIVATE EQUITY FUND IV (1999), L.P.

	By:	HM4/GP (1999) Partners, L.P.,
its general partner

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM 4-P (1999) COINVESTORS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM 4-EQ (1999) COINVESTORS, L.P.

	By:	Hicks, Muse GP (1999) Partners IV, L.P.,
its general partner

	By:	Hicks, Muse (1999) Fund IV, LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM LEGACY LLC

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM GP PARTNERS IV CAYMAN, L.P.

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

	By:	HM GP Partners IV Cayman, L.P.,
its general partner

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015	HICKS, MUSE PG-IV (1999), C.V.

	By:	HM Equity Fund IV/GP Partners (1999), C.V.,
its general partner

	By:	HM GP Partners IV Cayman, L.P.,
its general partner

	By:	HM Legacy LLC,
its general partner

	By:	/s/ David W. Knickel
David W. Knickel
Executive Vice President and Chief Financial Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015

/s/ David W. Knickel
John R. Muse (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 23, 2014, filed with the Securities and Exchange Commission as Exhibit 24 to Form 3 filed by Mr. Muse on December 29, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 2015

/s/ David W. Knickel
Andrew S. Rosen (By David W. Knickel, Attorney-in-Fact, pursuant to the Power of Attorney, dated December 22, 2014, filed with the Securities Exchange Commission as Exhibit 2 to Schedule 13D filed by Hicks Muse Fund III Incorporated on December 29, 2014)

EXHIBIT INDEX

Exhibit No.	Description

1	Registration Rights Agreement by and among the Company, the Hicks Muse Record Holders, GSC Recovery II, L.P. and GSC Recovery IIA, L.P., dated as of May 31, 2015 (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K (File No. 000-31285) filed with the Securities and Exchange Commission on June 2, 2015).

2	Joint Filing Agreement by and among the Filing Parties regarding filing of Schedule 13D, dated June 4, 2015.